UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 March 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

13th March 2015
ANNUAL REPORT ON FORM 20-F

The CRH plc Annual Report on Form 20-F for the year ended 31st December 2014 has been filed with the U.S. Securities and Exchange Commission. The Form 20-F can be accessed on the Company's website, www.crh.com. Shareholders may request a hard copy of the Form 20-F free of charge.

Contact
Neil Colgan
Company Secretary
Tel: + 353 1 6344340

By:___/s/Maeve Carton___
M. Carton
Finance Director